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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                       (Amendment No. 1    )
                                     -----

                    Enron Global Power & Pipelines L.L.C.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                   Common
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 29356M100
                              --------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)

                              Page 1 of 4 pages

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-------------------------------------------------------------------------------

   1.   NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Genesis Asset Managers Limited

-------------------------------------------------------------------------------

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  /  /
                                                                  (b)  /  /

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   3.   SEC USE ONLY



-------------------------------------------------------------------------------

   4.   CITIZENSHIP OR PLACE OF ORGANIZATION

             A limited liability company organized under the laws of Guernsey, Channel Islands

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                       5.   SOLE VOTING POWER
       NUMBER OF                 0
        SHARES       ----------------------------------------------------------
     BENEFICIALLY      6.   SHARED VOTING POWER
       OWNED BY
         EACH        ----------------------------------------------------------
       REPORTING       7.   SOLE DISPOSITIVE POWER
         PERSON                  0
          WITH       ----------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

   9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

-------------------------------------------------------------------------------

   10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-------------------------------------------------------------------------------

   11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0%

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   12.  TYPE OF REPORTING PERSON*

             Investment Adviser

-------------------------------------------------------------------------------

                       * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 4 pages

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                               Schedule 13G

                     Enron Global Power & Pipelines L.L.C
                                   Common
                             CUSIP No. 29356M100


1.
Genesis Asset Managers Limited

2.

(Not filing as a group)

3.

4.

a limited liability company
organized under the laws of Guernsey, Channel Islands

5.

             0

6.

7.

             0

8.

9.

             0

10.

11.

             0

12.

Investment Adviser


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ITEM 1.

Enron Global Power & Pipelines L.L.C.
333 Clay Street
Suite 1800
Houston, Texas 77002

ITEM 2.

(a) Genesis Asset Managers Limited ("GAML")

(b) Address:  Harbour Court
              Les Amballes
              St. Peter Port
              Guernsey, Channel Islands

(c) GAML, a limited liability company
    organized under the laws of Guernsey, Channel Islands

(d) Common Stock

(e) Cusip No. 29356M100

ITEM 3.

(e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

ITEM 4.

As of November 19, 1997 and December 31, 1997  -0-

ITEM 5. As of November 19, 1997 each shareholder of Enron Global Power & Pipelines L.L.C. received 0.9189 shares of Enron Corp.

ITEM 6. GAML, a registered investment adviser, provides investment advisory services either on a discretionary basis to institutional investors and in-house pooled funds for institutional investors or a non-discretionary basis to outside managers of institutional investors. Prior to November 19, 1997, GAML had investment, voting and disposition power with respect to 907,872 shares of Enron Global Power & Pipelines L.L.C. on behalf of various investors. Such shares have been converted into shares of Enron Corp as stated above.

ITEM 7. N/A




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Item 8.  N/A

Item 9.  N/A

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1998                       /s/ Jeremy D. Paulson-Ellis
                                               ------------------------------
                                               Name:  Jeremy D. Paulson-Ellis
                                               Title: Director